





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53652

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JK Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

156 Thornton Dr.
(No. and Street)

Palm Beach Gardens	FL	33418
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Kenney 708/955-0794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLC
(Name – *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Kenney   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JK Securities, Inc.   , as of December 31   , 20 17   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MICHELLE A. BEAN
Notary Public – State of Florida
Commission # GG 076597
My Comm. Expires Feb 23, 2021
Bonded through National Notary Assn.

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

JK SECURITIES, INC.

CONTENTS

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
JK Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JK Securities, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule 1) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 27, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands



STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$20,120
Receivable from broker	$15,926
Securities owned at market value	$250,824
Property and equipment	$9,395
net of accumulated depreciation and amortization of $4,898	
Other assets	$4,099

TOTAL ASSETS	$300,364

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Payable to broker	$4,500
Accounts payable, accrued expenses and other liabilities	$15,818

TOTAL LIABILITIES	$20,318

SHAREHOLDER'S EQUITY

Common stock, $2 par value: 1000 shares authorized	
500 shares issued and outstanding	$1,000
Additional paid-in-capital	$479,164
Due from stockholder	($284,220)
Retained earnings	$84,102

	$280,046
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$300,364

The accompanying notes are an integral part of these financial statements

JK SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

REVENUE

Trading gains and losses, net	$326,731
Unrealized gain on securities	$2,897
Interest income	$14,724

TOTAL REVENUE	$344,352

EXPENSES

Employee compensation and related benefits	$79,917
Clearing and execution costs	$50,285
Rent, occupancy and communications	$17,653
Subscriptions	$36,211
Professional fees	$21,899
Insurance	$10,677
Other operating expenses	$43,608

TOTAL EXPENSES	$260,250

NET INCOME	$84,102

The accompanying notes are an integral part of these financial statements

JK SECURITIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2017

Cash flows from operating activities	
NET INCOME	$84,102
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker	$154,683
Increase in securities owned	($68,652)
Decrease in payable to broker	($162,471)
Increase in accounts payable, accrued expenses and other liabilities	$4,706
Net cash provided by operating activities	$12,368
Cash flows from investing activities	
Purchase of property and equipment	($566)
Net cash used in investing activities	($566)
Net increase in cash	$11,802
Cash at beginning of year	$8,318
Cash at end of year	$20,120

The accompanying notes are an integral part of these financial statements

JK SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	DUE FROM STOCKHOLDER	TOTAL
Balance, January 1, 2017	$1,000	$479,164	0	($284,220)	$195,944
NET INCOME	0	0	$84,102	0	0
Balance, December 31, 2017	$1,000	$479,164	$84,102	($284,220)	$280,046

The accompanying notes are an integral part of these financial statements

JK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. **Organization and nature of operations**
JK Securities, Inc.(the "Company"), is an Illinois subchapter S corporation established on September 7, 2001. The Company is registered as a broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc.("FINRA"). The company's primary operation is proprietary trading of municipal bond securities.

The Company operates under the provisions of paragraph (k) (2) (ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k) (2) (ii) provide that the company clear all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers, and promptly transmit all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by clearing broker-dealers.

2. **Summary of significant accounting policies**

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less.

Revenue recognition and securities owned
Securities transactions are recorded on the trade date as if they had settled.

Securities owned, consisting of municipal bond securities, are valued at the last quoted bid price. See note 4 for fair value information.

Income taxes

The Company with the consent of its shareholder has elected under the internal revenue code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.

As of December 31, 2017, no audits were in process by a taxing jurisdiction that, if completed during the next 12 months, would be expected to result in material on recognized tax benefits. The Company is no longer subject to U.S. federal and state income tax examination for the years before 2014.

The Company did not have any gross unrecognized tax benefits or accrued interest and penalties relating to unrecognized tax benefits at December 31, 2017. In addition, there was no activity related to the Company's unrecognized tax benefits during the year ended December 31, 2017.

Property and equipment

Property and equipment is stated at cost. Depreciation and amortization is computed using an accelerated method over the estimated useful lives of the related assets, which ranges from 3 to 7 years. The difference between depreciation for financial statement purposes and tax accounting purposes is not material.

Impairment of long-lived assets

The Company investigates potential impairments of its long-lived assets on an exception basis when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

3. **Property and equipment**
   Property and equipment consists of the following:

Property and equipment	$14,293
Less: Accumulated depreciation	$4,898
Total	$9,395

4. **Fair value of financial instruments**

   The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about financial instruments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

   GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of the fair values in one of the following categories:

   Level I – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

   Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

   Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. General and limited partner interest, certain loans and bonds and collateralized loan obligations are examples of investments included in this category.

   In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases and investments level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

A summary of the fair value of assets measured at fair value on a recurring basis follows:

Description	CARRYING AMOUNT AT 12/31/17	SIGNIFICANT OTHER OBSERVABLE INPUTS LEVEL II
State and Municipal Government obligations	$250,824	$250,824

The Company's primary revenue is derived from the sale of the state and municipal government obligations. See note 2 revenue recognition and securities owned.

Market approach was used as a valuation technique. State and municipal government obligations are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level II of the evaluation hierarchy.

The amount of total gain for the period included in the earnings attributable to the change in unrealized gain relating to assets still held at the reporting date.

Total unrealized gain included in earnings as of December 31, 2017 was $2,898 .

5. Receivable from and payable to broker

The Company clears its transactions through other broker-dealers. The Company is required to maintain an inventory reserve account with two of the Company's brokers with a balance at all times equal to or greater than the margin requirement on the underlying securities. Municipal bonds have 15% margin requirement and corporate bonds have 20% margin requirement. The interest accrues at a yearly interest rate of 4 1/4% if the margin loan is above the inventory reserve. The amount payable to two of its clearing brokers is collateralized by securities owned by the Company. Pursuant to the clearing agreement with the Company's brokers, the Company's long inventory which is limited to municipal bonds and corporate bonds, will not exceed 1 million US dollars.

Amounts receivable from and payable to the broker at December 31, 2017, consist of the following:

		Receivable	Payable
Clearance cost payable		0	$4,500
Inventory reserve		$15,926	0
Payable to broker	(1)	0	0
		$15,926	$4,500

(1) Securities collateralized are $250,824.

6. Financial instruments with off-balance-sheet risk, contingencies and uncertainties

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management to mitigate market risk.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss procedures designed to monitor the credit worthiness of its customers and the transactions are executed properly by the clearing broker.

7. Related party transactions

Due from stockholder

As of December 31, 2017, $284,220 was due from the president of the Company, who is also a stockholder and is payable on demand. Interest does not accrue and there is no maturity date.

Operating lease

The Company leases office space on a month to month basis from the president of the Company. Rental and utility expense charged to the operations for the year ended December 31, 2017 was $14,040 and $1,967 respectively.

8. Net capital requirements

The Company is a broker-dealer subject to the SEC's uniform Net Capital Rule(SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15C3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had a net capital of 257,928, which was 157,928 in excess of its required net capital of 100,000. The Company's net capital ratio was 0.08 to 1 at December 31, 2017.

9. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

10. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through February 27, 2018, the date at which the financial statements were issued and determined there are no items to disclose.

JK Securities, Inc.

Supplementary information

Pursuant to Rule 17A-5 of the Securities and Exchange Act of 1934

As of December 31, 2017

JK Securities, Inc.
Schedule 1
Computation of net capital under rule 15C3-1
Year ended December 31, 2017

Total shareholder's equity	$280,046
Deductions and/or charges:	
Non-allowable assets:	
Furniture, equipment and leasehold improvements	$9,395
Other assets	$4,099
Net capital before haircuts on proprietary positions	$266,552
Haircuts on securities:	
State and municipal government obligations	$8,624
Net capital	$257,928
Net capital requirement	$100,000
Excess net capital	$157,928
Aggregate indebtedness	
Accounts Payable, accrued expenses and other liabilities	$20,318
Total aggregate indebtedness	$20,318
Ratio of aggregate indebtedness to net capital	0.08 TO 1
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	1,354
Minimum dollar net capital required	$100,000
Net capital requirement(greater of the two)	$100,000
Excess net capital	$157,928
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$137,928

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2017

A computation of reserve requirement is not applicable to JK Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). Information relating to possession or control requirements is not applicable to JK Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See report of independent registered Public Accounting Firm

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
JK Securities, Inc.

We have reviewed management's statements, included in the accompanying JK Securities, Inc. Exemption Report Required by SEC Rule 17a-5, 17 C.F.R., in which (1) JK Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which JK Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(ii)*, (the "Exemption Provisions") and (2) JK Securities, Inc. stated that JK Securities, Inc. met the identified Exemption Provisions throughout the most recent fiscal year without exception. JK Securities, Inc.'s management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JK Securities, Inc.'s compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 27, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands



JK SECURITIES, INC.
156 Thornton Drive
Palm Beach Gardens, FL 33418

JK SECURITIES, INC.'S EXEMPTION REPORT

JK Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

JK Securities, Inc.

I, Jonathan Kenney, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
    President

February 27, 2018

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